

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

Via E-mail
Jonathan New
Chief Financial Officer
Net Element, Inc.
1450 South Miami, Ave.
Miami, FL 33130

> **Re: Net Element, Inc.**
> **Post-Effective Amendment No. 4 on Form S-3**
> **Filed August 9, 2013**
> **Post-Effective Amendment No. 5 on Form S-3**
> **Filed August 29, 2014**
> **File No. 333-182076**

Dear Mr. New:

Our review of the filings referenced above has been limited to the matters addressed in the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 4 on Form S-3

General

1.   We note that you filed Post-Effective Amendment No. 4 on Form S-3 using the EDGAR header tag POS EX and that filings meeting the eligibility requirements for the use of that header tag are effective upon filing. Please provide us with your analysis supporting your apparent belief that you were eligible to use the POS EX header tag. Please advise as to whether any sales were made under the registration statement on or after May 23, 2013. If so, please provide the dates and amounts of shares sold during that period. If such sales have been made, please also provide an analysis supporting your conclusion that the use of the prospectus was consistent with applicable requirements of the Securities Act, including Section 10(a)(3) as well as the undertaking included in your registration

statement that is responsive to Item 512(a)(1)(i) of Regulation S-K. In formulating your response you may wish to refer to Rule 401(g) of Regulation C.

Post-Effective Amendment No. 5 on Form S-3

Exhibit 5.1

2.   The fourth paragraph includes an assumption regarding the power and authority of all persons signing certain documents to execute, deliver and perform under such documents. Please file a revised legal opinion that does not contain this assumption as to the issuer or explain to us why this assumption is appropriate. Refer to Section II.B.3.a of SEC Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any questions or, in his absence, me at (202) 551-3462.


Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal


cc: <u>Via E-mail</u>
        Joshua A. Schneiderman, Esq.
        Snell & Wilmer L.L.P.